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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41788

3/29/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Brokerage Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

992 Old Eagle School Road, Suite 915
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin F. Hamilton
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbacane, Thornton & Company
(Name — *if individual, state last, first, middle name*)

202 Bancroft Building, 3411 Silverside Road, Wilmington, DE19810
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin F. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Brokerage Corp., as of ________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Notarial Seal
Florence M. Jeffery, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 19, 2004

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

PHILADELPHIA BROKERAGE CORPORATION

TABLE OF CONTENTS

202 Bancroft Building
3411 Silverside Road
Wilmington, Delaware 19810
302.478.8940

25 West Third Street
Media, Pennsylvania 19063
610.565.5222

FAX: 302.478.0133

INDEPENDENT AUDITORS' REPORT

January 24, 2002

To the Board of Directors and Stockholders
Philadelphia Brokerage Corporation
Wayne, Pennsylvania

We have audited the accompanying balance sheet of Philadelphia Brokerage Corporation, an S corporation (formerly Frith Brothers Investments, Inc.), as of December 31, 2001, and the related statements of income and expenses, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Brokerage Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Barbacane, Thornton & Company

BARBACANE, THORNTON & COMPANY

BARBACANE THORNTON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash		$ 54,270
Accounts Receivable		56,842
Accounts Receivable - Employee		1,150
Note Receivable		17,369
Prepaid Expenses		448
Securities Owned		65
Total Current Assets		130,144
Furniture, Fixtures and Office Equipment (at cost)	$ 98,009	
Less Accumulated Depreciation	86,360	
Net Furniture, Fixtures and Office Equipment		11,649
Other Assets		
Deposits	8,357	
Clearing Deposit Cash	75,000	
Loan to Shareholder	10,000	
Total Other Assets		93,357
TOTAL ASSETS		$ 235,150

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions Payable		$ 45,046
Accounts Payable		7,500
Total Liabilities		52,546
Stockholders' Equity		
Common stock - Authorized 100 shares at no par value, 100 shares issued and outstanding	$ 7,500	
Additional paid-in capital	31,566	
Retained earnings	143,538	
Total Stockholders' Equity		182,604
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 235,150

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)
STATEMENT OF INCOME AND EXPENSES
YEAR ENDED DECEMBER 31, 2001

Income		
Commission and Fee Income		$ 1,343,889
Expenses		
Advertising	$ 5,550	
Bank Charges	1,243	
Clearing Costs	268,837	
Charity	2,225	
Commissions - Brokers and Others	653,588	
Depreciation	1,766	
Dues and Subscriptions	2,422	
Education and Seminars	3,160	
Entertainment	1,942	
Equipment Rental	5,285	
Insurance	19,431	
Licenses and Registrations	15,748	
Miscellaneous Expense	2,027	
Office Expense	12,920	
Office Supplies	15,953	
Officers' Salaries	75,000	
Payroll Taxes	46,215	
Postage	12,323	
Printing	13,112	
Professional Services	58,149	
Publications	262	
Quotations and Research	22,835	
Rent	51,868	
SIPC	150	
Taxes	2,362	
Telephone	19,307	
Travel	369	
Wages and Salaries	111,833	
TOTAL EXPENSES		1,425,882
NET LOSS BEFORE OTHER INCOME		(81,993)
OTHER INCOME		
Investment income		27,708
NET LOSS		$ (54,285)

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (54,285)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	1,766
Decrease in accounts receivable	69,653
Decrease in note receivable	17,368
(Increase) in loan to shareholder	(10,000)
(Increase) in clearing deposit cash	(50,000)
(Decrease) in commissions payable	(75,947)
(Decrease) in accounts payable	(33,947)
NET CASH USED BY OPERATING ACTIVITIES	(135,392)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investment	457
Purchase of equipment	(12,946)
NET CASH USED BY INVESTING ACTIVITIES	(12,489)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Acquisition of short-term debt	280,000
Repayment of short-term debt	(280,000)
Payment of dividends	(130,000)
NET CASH USED BY FINANCING ACTIVITIES	(130,000)
NET DECREASE IN CASH	(277,881)
CASH, BEGINNING OF YEAR	332,151
CASH, END OF YEAR	$ 54,270
SUPPLEMENTAL DISCLOSURE:	
Interest Paid	$ -

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 7,500	$31,566	$ 327,823	$ 366,889
Net Loss	-	-	(54,285)	(54,285)
Dividends	-	-	(130,000)	(130,000)
Balance - End of Year	$ 7,500	$31,566	$ 143,538	$ 182,604

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Philadelphia Brokerage Corporation is a broker or dealer of securities registered pursuant to Section 15(b) of the Securities Exchange Act. Philadelphia Brokerage Corporation does not hold customer securities but uses a clearing house to hold such securities.

During 2001, Frith Brothers Investments, Inc. changed its name to Philadelphia Brokerage Corporation.

Basis of Accounting

The accrual method of accounting is used for financial statements. Under this method, income is recognized when earned and expenses are recognized when incurred.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives.

Advertising

The Company expenses the production costs of advertising when incurred.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CLEARING DEPOSIT CASH

Clearing deposit cash represents a deposit with a clearing company in order to assure performance. Interest accrued to Philadelphia Brokerage Corporation can be removed as long as a minimum of $75,000 in deposits is maintained.

NOTE C CORPORATE INCOME TAXES

The Company has elected with the consent of the shareholders to be taxed as an "S" Corporation under Internal Revenue Code Section 1362 and a similar code section for the state. An "S" Corporation does not generally pay income taxes but, instead, the shareholders are taxed on the Company's income. Therefore, the statements do not include any provision for corporate income taxes.

NOTE D LEASES

1) The Company has entered into a lease for an office that expires on February 28, 2003. Monthly rent is $4,732. Future minimum lease payments are as follows:

December 31,	
2002	$ 55,674
2003	9,464
	$ 65,138

2) The Company has entered into several operating leases which expire at various times up to 2003. Future minimum lease payments are as follows:

December 31,	
2002	$ 3,918
2003	507
	$ 4,425

Lease expense was $57,153 in 2001.

NOTE E NOTE RECEIVABLE

The Company has a note receivable with an employee in the amount of $17,369. The interest rate as of December 31, 2001 is 5.36 percent.

NOTE F LOAN TO SHAREHOLDER

The Company has a loan to a shareholder in the amount of $10,000. This is an unsecured noninterest-bearing loan.

NOTE G CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

202 Bancroft Building
3411 Silverside Road
Wilmington, Delaware 19810
302.478.8940

25 West Third Street
Media, Pennsylvania 19063
610.565.5222

FAX: 302.478.0133

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

January 24, 2002

To the Board of Directors and Stockholders
Philadelphia Brokerage Corporation
Wayne, Pennsylvania

We have audited the accompanying financial statements of Philadelphia Brokerage Corporation, an S corporation (formerly Frith Brothers Investments, Inc.), as of and for the year ended December 31, 2001, and have issued our report thereon dated January 24, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbacane, Thornton & Company

BARBACANE, THORNTON & COMPANY

BARBACANE
THORNTON
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2001

	Audited (Page 4)	Unaudited (Part 11A)	Difference
ASSETS:			
Cash	$ 54,270	$ 54,270	$ -
Accounts Receivable	56,842	56,842	-
Accounts Receivable - Employee	1,150	1,150	-
Note Receivable	17,369	17,369	-
Loan to Shareholder	10,000	3,700	6,300 [1]
Securities Owned	65	65	-
Clearing Deposit Cash	75,000	75,000	-
Net Fixed Assets	11,649	-	11,649 [2]
Other Assets	8,805	8,805	-
TOTAL ASSETS	$ 235,150	$ 217,201	$ 17,949 [1,2]
LIABILITIES:			
Accounts Payable and Other	$ 52,546	$ 57,046	$ (4,500) [3]
Total Liabilities	52,546	57,046	(4,500)
NET CAPITAL	182,604	160,155	22,449 [1,2,3]
TOTAL LIABILITIES AND NET CAPITAL	$ 235,150	$ 217,201	$ 17,949

[1] Adjustment made to record additional funds loaned to officer.

[2] Adjustment made to capitalize equipment and to adjust depreciation expense.

[3] Adjustment made to reduce the accrual for the audit fee.

PHILADELPHIA BROKERAGE CORPORATION
(formerly Frith Brothers Investments, Inc.)
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total ownership equity (page 4)	$ 182,604
Less: Non-allowable assets:	
Security Deposits	8,357
Furniture & Fixtures - Net	11,649
Prepaid Expenses	448
Note Receivable	17,369
Accounts Receivable - Employee	1,150
Loan to Shareholder	10,000
	48,973
Net Capital before Haircuts on Securities Position	133,631
Haircuts	972
Net Capital	$ 132,659
Aggregate Indebtedness	$ 52,546
Percentage of Aggregate Indebtedness to Net Capital	40%
Minimum Capital Requirement at 6-2/3% of Aggregate Indebtedness or $50,000 (greater of the two)	$ 50,000
Excess Net Capital	$ 82,659

202 Bancroft Building
3411 Silverside Road
Wilmington, Delaware 19810
302.478.8940

25 West Third Street
Media, Pennsylvania 19063
610.565.5222

FAX: 302.478.0133

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL BASED SOLELY ON THE ASSESSMENT OF CONTROL RISK DONE AS PART OF THE AUDIT

January 24, 2002

To the Board of Directors and Stockholders
Philadelphia Brokerage Corporation
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Philadelphia Brokerage Corporation (the Company) for the year ended December 31, 2001, we *considered its internal control, including control activities for safeguarding securities,* in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. The provisions of SEC Rule 15c3-3 do not apply and are not applicable to Philadelphia Brokerage Corporation under Section k(2)(ii). The Company qualifies as an introductory broker under Section k(2)(ii), and the requirements of Rule 15c3-3 are not applicable. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BARBACANE
THORNTON
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
Philadelphia Brokerage Corporation

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbacane, Thornton & Company

BARBACANE, THORNTON & COMPANY